Exhibit 1

Avricore Health Inc.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three months ended March 31, 2024 and 2023

(Expressed in Canadian Dollars)

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for Avricore Health Inc. (the “Company”) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended March 31, 2024 and 2023.

Avricore Health Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	Unaudited March 31, 2024	Audited December 31, 2023
		$	$
ASSETS

Current Assets
Cash and cash equivalents		584,041	276,571
Term deposit		10,000	10,000
Accounts receivable	4	393,863	427,689
Prepaid expenses and deposits	5	61,876	38,625
Inventory		9,045	20,676
		1,058,825	773,561

Equipment	6	1,687,536	1,717,995
Intangible assets	7	51,697	46,649
Total Assets		2,798,058	2,538,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	577,470	489,218
Loans payable	9	-	40,000
		577,470	529,218

SHAREHOLDERS’ EQUITY
Share capital	10	27,214,564	27,186,114
Reserves	10	6,573,047	6,558,433
Deficit		(31,567,023)	(31,735,560)
		2,220,588	2,008,987
Total Liabilities and Shareholders’ Equity		2,798,058	2,538,205

Nature of operations and going concern (Note 1)

Significant events (Note 18)

Approved and authorized for issuance on behalf of the Board of Directors on May 30, 2024.

“Hector Bremner”	“David Hall”
Hector Bremner, Director	David Hall, Chairman

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

Avricore Health Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

	Note	2024	2023
		$	$

Revenue	14 & 18	1,124,307	629,241

Cost of sales		(639,516)	(418,560)
Gross profit		484,791	210,681

Expenses
Advertising and promotion		41	2,208
Amortization		729	312
Consulting	12	54,000	74,117
General and administrative	11	138,091	82,450
Management Fees	12	54,000	54,000
Shareholder communications		19,886	41,918
Professional fees	12	32,100	60,960
Share-based compensation	10 & 12	27,464	88,001
		(326,311)	(403,966)
Profit / (loss) before other income (expense)		158,480	(193,285)

Other income (expense)
Gain on settlement of debt	9	10,000	-
Foreign exchange gain (loss)		48	(495)
Interest income		9	2,268

Net profit / (loss) and comprehensive income / (loss) for the period		168,537	(191,512)
Basic and Diluted Earning / (Loss) Per Share		0.00	(0.00)
Weighted Average Number of Common Shares Outstanding		99,740,049	99,294,664

Segmented information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

Avricore Health Inc.

Condensed Interim Consolidated Statements of Changes in Shareholder’s Equity

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2022	99,244,664	27,064,727	901,229	5,032,479	(31,034,345)	1,964,090
Exercise of options	250,000	76,164	-	(48,664)	-	27,500
Share-based compensation	-	-	-	88,001	-	88,001
Net loss for the period	-	-	-	-	(191,512)	(191,512)
Balance, March 31, 2023	99,494,664	27,140,891	901,229	5,071,816	(31,225,857)	1,888,079

Balance, December 31, 2023	99,644,664	27,186,114	901,229	5,657,204	(31,735,560)	2,008,987
Exercise of options	225,000	28,450	-	(12,850)	-	15,600
Share-based compensation	-	-	-	27,464	-	27,464
Net income for the period	-	-	-	-	168,537	168,537
Balance, March 31, 2024	99,869,664	27,214,564	901,229	5,671,818	(31,567,023)	2,220,588

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Avricore Health Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

	2024	2023
	$	$
Operating Activities
Net profit (loss)	168,537	(191,512)
Adjustment for non-cash items:
Amortization	109,599	78,252
Share-based payments	27,464	88,001
Gain on settlement of debt	(10,000)	-

Change in working capital items:
Accounts receivable	33,826	464,002
Inventory	11,631	-
Prepaid expenses and deposits	(23,251)	(149,589)
Deferred revenue	-	(252,000)
Accounts payable and accrued liabilities	88,252	55,593
Net cash provided by (used in) operating activities	406,058	92,747

Investing Activities
Intangible assets	(7,570)	(4,532)
Purchase of equipment	(76,618)	(223,485)
Net cash used in investing activities	(84,188)	(228,017)

Financing Activities
Proceeds from exercise of stock options	15,600	27,500
Loan repaid	(30,000)	-
Net cash (used in) provide by financing activities	(14,400)	27,500

Increase / (Decrease) in cash and cash equivalents	307,470	(107,770)
Cash and cash equivalents, beginning of period	276,571	620,527

Cash and cash equivalents, end of period	584,041	512,757

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POCT”).

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has historically experienced operating losses and negative operating cash flows. As at March 31, 2024, the Company has an accumulated deficit of $31,567,023 and working capital of $481,335 which is insufficient to finance the Company’s operations over the next twelve months. These conditions indicate the existence of material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations and/or raise additional financing to cover ongoing cash requirements. The condensed interim consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

a) Statement of Compliance

The condensed interim consolidated financial statements for the period ended March 31, 2024 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2023. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the year ended December 31, 2023.

b) Basis of preparation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 of the annual consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in each of the periods presented. The condensed interim consolidated financial statements are presented in Canadian dollars, which is also the Company’s and its subsidiary’s functional currency, unless other indicated.

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Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

b) Basis of preparation (continued)

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the condensed interim consolidated financial statements and accompanying notes. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the condensed interim consolidated financial statements are disclosed below. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c) Basis of consolidation

Condensed interim consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the condensed interim consolidated financial statements. Where control of an entity is obtained during a financial year, its results are included in the condensed interim consolidated statements of operations and comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These condensed interim consolidated financial statements include the accounts of the Company and its controlled wholly owned Canadian subsidiary HealthTab™ Inc.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

Significant accounting estimates and judgments

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Estimation of useful lives of equipment and software

Amortization of equipment and software is dependent upon estimates of their useful lives. The actual lives of the assets are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, and maintenance are taken into account.

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Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

Deferred income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Going concern

Management has applied judgements in the assessment of the Company’s ability to continue as a going concern when preparing these financial statements. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The factors considered by management are disclosed in Note 1.

4. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	March 31, 2024	December 31, 2023
	$	$
Trade receivables	375,363	420,998
GST receivable	18,500	6,691
	393,863	427,689

5. PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $43,377 (December 31, 2023 - $16,889), prepaid business insurance of $6,499 (December 31, 2023 - $9,736) and security deposits of $12,000 (December 31, 2023 - $12,000).

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Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

6. EQUIPMENT

Equipment
$
Cost
Balance, December 31, 2022	1,298,703
Additions	1,021,572
Balance, December 31, 2023	2,320,275
Additions	76,618
Balance, March 31, 2024	2,396,893

Accumulated Amortization
Balance, December 31, 2022	190,712
Amortization	411,568
Balance, December 31, 2023	602,280
Amortization	107,077
Balance, March 31, 2024	709,357

Carrying value
As at December 31, 2023	1,717,995
As at March 31, 2024	1,687,536

Equipment is comprised primarily of assets leased to earn revenues.

7. INTANGIBLE ASSETS

	Software	HealthTab™	Corozon	Emerald	Total
	$	$	$	$	$
Cost
Balance, December 31, 2022	40,177	1	1	1	40,180
Additions	25,288	-	-	-	25,288
Balance, December 31, 2023	65,465	1	1	1	65,468
Additions	7,570	-	-	-	7,570
Balance, March 31, 2024	73,035	1	1	1	73,038

Accumulated Amortization
Balance, December 31, 2022	10,319	-	-	-	10,319
Amortization	8,500	-	-	-	8,500
Balance, December 31, 2023	18,819	-	-	-	18,819
Amortization	2,522	-	-	-	2,522
Balance, March 31, 2024	21,341	-	-	-	21,341

Carrying value
As at December 31, 2023	46,646	1	1	1	46,649
As at March 31, 2024	51,694	1	1	1	51,697

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Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	March 31, 2024	December 31, 2023
	$	$
Trade accounts payable	498,641	428,677
GST payable	78,829	60,541
	577,470	489,218

9. LOANS PAYABLE

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2024. The loan was interest-free until January 18, 2024. In January 2024, the Company repaid the loan principal of $30,000 and received loan forgiveness of $10,000, recorded as gain on settlement of debt.

10. SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the three months period ended March 31, 2024:

The Company issued 225,000 common shares upon exercise of stock options for gross proceeds of $15,600.

During the year ended December 31, 2023:

The Company issued 400,000 common shares upon exercise of stock options for gross proceeds of $42,500.

Stock options

The Company has adopted a fixed up to 20% incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to acquire up to 19,925,000 common shares of the Company to executive officers, directors, employees and consultants. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

9

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

10. SHARE CAPITAL (continued)

Stock options (continued)

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	Period ended March 31, 2024		Year ended December 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	10,350,000	$0.17	8,635,000	$0.14
Options granted	-	-	2,365,000	$0.26
Expired/Cancelled	-	-	(250,000)	$0.17
Exercised	(225,000)	$0.06	(400,000)	$0.11
Ending Balance	10,125,000	$0.15	10,350,000	$0.17
Exercisable	9,498,750	$0.17	9,132,250	$0.17

The following table summarizes information about stock options outstanding and exercisable as at March 31, 2024:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.06	April 1, 2024	55,000	55,000
$0.05	October 15, 2024	1,470,000	1,470,000
$0.08	November 18, 2025	500,000	500,000
$0.08	December 8, 2025	710,000	710,000
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	August 10, 2027	2,675,000	2,675,000
$0.15	August 12, 2027	100,000	100,000
$0.16	October 12, 2027	300,000	300,000
$0.28	May 15, 2028	1,825,000	1,368,750
$0.20	June 21, 2028	400,000	300,000
$0.20	September 15, 2028	140,000	70,000
		10,125,000	9,498,750

The weighted average remaining life of the stock options outstanding at March 31, 2024 is 2.66 years (December 31, 2023: 2.84 years).

Share-based compensation

Share-based compensation of $27,464 was recognized during the three months ended March 31, 2024 (2023 - $88,001), respectively, for stock options granted and/or vested during the period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

10

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

10. SHARE CAPITAL (continued)

Share-based compensation (continued)

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2024	2023
Expected life	-	3.30 years
Volatility	-	134% - 174%
Dividend yield	-	0%
Risk-free interest rate	-	3.28% - 4.20%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

There were no warrants outstanding at March 31, 2024 and December 31, 2023.

Fair value of the finder’s warrants granted is measured using the Black-Scholes pricing model. Black-Scholes pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

11. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31,
	2024	2023
	$	$
Bank service charges	6,256	1,109
Filing and registration fees	8,322	9,728
Insurance	26,703	20,293
Office maintenance	9,804	13,108
Payroll	18,925	16,324
Regulatory fees	233	-
Rent	4,500	4,500
Travel	60,098	17,388
Warranty expense	3,250	-
	138,091	82,450

12. RELATED PARTY TRANSACTIONS

For the period ended March 31, 2024 and 2023, the Company recorded the following transactions with related parties:

a)	$1,500 in office rent (2023 – $1,500) to a company controlled by the Chief Technology Officer of the Company.

b)	$3,000 in office rent (2023 – $3,000) to a company controlled by the Chief Financial Officer of the Company.

c)	$85,417 worth of purchases (2023 - $72,071) to a company controlled by Chief Technology Officer of the Company.

11

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

12. RELATED PARTY TRANSACTIONS (continued)

Related party transactions not otherwise described in the condensed consolidated interim financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended March 31,
Type of transaction	2024	2023
	$	$
Consulting fees	54,000	54,000
Management fees	54,000	54,000
Professional fees	32,100	32,100
Share-based compensation	20,715	71,646
	160,815	211,746

There were no amounts due to related parties as at March 31, 2024 and December 31, 2023

13. CAPITAL DISCLOSURES

The Company includes Common shares, Options reserve and Warrants reserve in the definition of capital net of share issue costs. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company intends to issue additional equity at such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended March 31, 2024.

14. SEGMENTED INFORMATION

At March 31, 2024 and December 31, 2023, the Company has only one segment, being the HealthTab™ - Point of Care Business in Canada.

Revenue from the major customer was $1,109,193 during the three months period ended March 31, 2024 (2023 - $629,241). The major customer purchases goods and services from the Company’s only segment HealthTab™ - Point of Care Business. The loss of this major customer could significantly impact the Company’s revenue and financial position.

15. SUPPLEMENTAL CASH FLOW INFORMATION

There were no non-cash transactions during the period ended March 31, 2024 and 2023.

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Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, term deposit, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the condensed interim consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for expected credit losses based on the credit risk applicable to particular customers and historical data.

Approximately 97% of trade receivables are due from one customer at March 31, 2024 (December 31, 2023 – 99% from one customer).

a) Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Liquidity risk has been assessed as moderate.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. Please refer to note 13 to these condensed consolidated interim financial statements regarding the Company’s strategy to raise the funds through equity.

Contractual undiscounted cash flow requirements for financial liabilities as at March 31, 2024 are as follows:

	Carrying value	Contractual Cash flows	Within 1 year	1 - 5 Years
	$	$	$	$
Trade accounts payable	577,470	577,470	577,470	-
	577,470	577,470	577,470	-

13

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b) Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at fixed interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

c) Fair values of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value on a recurring basis using a level 1 measurement. The carrying amounts of accounts receivable, accounts payable, and loans payable are of approximate fair value due to their short-term maturity or current market rates for similar instruments.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3: Inputs for the asset or liability are not based on observable market data.

17. REVENUE

Revenues earned are comprised of lease and service of $563,487 (2023 –$311,001) and sale of products of $560,820 (2023 –$318,240). For the periods ended March 31, 2024 and 2023, the Company had one major customer from whom revenues are earned. Please refer to note 14 to this financial statement for the details regarding revenue from the major customer.

18. SUBSEQUENT EVENTS

●	55,000 stock options with an exercise price of $0.06 expired unexercised on April 1, 2024

14